SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 2, 2012

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on August 2, 2012.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 2 August 2012

ING reviews position of ING Direct in Canada and UK

ING continuously evaluates its portfolio of businesses, in line with its stated objective of sharpening its focus. Within this context, ING today announced that it is currently reviewing strategic options for ING Direct Canada and ING Direct UK.

These reviews may or may not lead to transactions, and no decisions have yet been made in this regard. ING is committed to conduct these processes with the utmost diligence in the interests of its stakeholders, including customers, employees and shareholders.

ING Direct is the leading direct bank in Canada, launched in April 1997. Since that date, it has served its customers with excellent service, offering savings, chequing, mutual fund and mortgage products through its call centres, the internet and its ING Direct cafés. At 31 March 2012, ING Direct Canada’s over 1100 employees served 1.8 million clients.

ING Direct UK is a leading UK direct banking platform which offers a focused range of savings and mortgages products to over 1.5 million customers in the UK through secure online and mobile internet channels, supported by two UK-based call centres. At 31 March 2012 ING Direct UK had approximately 750 employees.

Any further announcement on the reviews will be made if and when appropriate. The ING Direct businesses in Australia, Austria, France, Germany, Italy and Spain are not affected by today’s announcement.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor relations
+31 20 576 6386	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

ING Direct Canada is a wholly-owned subsidiary of ING Groep, operating on a stand-alone basis and governed by the same rules and regulations as other Canadian banks under OSFI (Office of the Superintendent of Financial Institutions). ING Direct Canadian dollar savings and chequing products are eligible for Canada Deposit Insurance Corporation (CDIC) insurance.

ING Direct UK is a branch of ING Direct N.V. a wholly owned subsidiary of ING Groep and operates in the UK under a European passport. As such, ING Direct UK is authorised and regulated by De Nederlandsche Bank and eligible deposits fall under the Dutch deposit guarantee scheme. In addition, the UK Financial Services Authority regulates ING Direct UK for the purposes of liquidity, conduct and anti-money laundering.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: August 2, 2012